

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

December 7, 2007

Via U.S. Mail and Facsimile
Mr. Kim Bradford
President and CEO
Osage Exploration and Development, Inc.
888 Prospect Street
Suite 210
La Jolla, CA 92037

> **Re:** **Osage Exploration and Development, Inc.**
> **Amendment No. 3 to Registration Statement on Form 10-SB**
> **Filed November 20, 2007**
> **File No. 0-52718**
>
> **Form 10-QSB for the quarter ended June 30, 2007, as amended**
> **Filed July 30, 2007**
> **File No. 0-52718**

Dear Mr. Bradford:

We have reviewed your filings and have the following comments. Any further engineering comments will be provided in a separate letter. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you have filed a Form 10-QSB for the quarter ended September 30, 2007. Please update the information in the Form 10-SB accordingly.

2.   We are in receipt of your response to our engineering comments dated November 18, 2007, and will provide you our response separately.

Executive Compensation, page 19

3.   We note your disclosure on page 19 with regard to contractual arrangements with your executive officers. However, you filed a Form 8-K on November 13, 2007 to announce that you have entered into employment agreements with three of your officers. Please revise the Form 10-SB to include a discussion of the employment agreements and file them as exhibits to the Form 10-SB.

Certain Relationships and Related Transactions, page 19

4.   We note your response to our prior comment 2 and reissue it. It does not appear that you have revised the disclosure regarding the loans to your executives to make it consistent. Revise the disclosure on pages 17 and 20 which suggests that the named individuals were issued a note, to instead state that the executives issued the notes to the company, as you state on pages 5 and 24.

Closing Comments

        Please respond to these comments within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of draft amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Gary Newberry at (202) 551-3761 or, in his absence, Brad Skinner at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters.   You may contact Ron Winfrey, petroleum engineer, at (202) 551-3704 if you have any questions regarding the engineering comments. Please contact Donna Levy at (202) 551-3292, or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: G. Newberry
        R. Winfrey
        D. Levy
        T. Levenberg